SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                         Goodrich Petroleum Corporation
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.20
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                         (Title of Class of Securities)

                                   382410 10 8
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 19, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 382410   10   8

                                  SCHEDULE 13D

CUSIP No. 879300 10 1                                         Page 2 of 36 Pages
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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Patrick E. Malloy

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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [X]
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        SEC USE ONLY
3

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        SOURCE OF FUNDS (See Instructions)
5       PF

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        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

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        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

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                                SOLE VOTING POWER
                        7       3,977,239*
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       0

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       3,977,239
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      0*

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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        3,977,239

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          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        22.0%

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          TYPE OF REPORTING PERSON*
14        IN

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** Mr. Malloy disclaims beneficial ownership of the 74,850 shares of Common
   Stock and 23,545 shares of Preferred Stock, which are held in a trust for Katherine C. Malloy.


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CUSIP NO. 382410   10   8                              PAGE 3 OF 6 PAGES

                                  SCHEDULE 13D
                                 AMENDMENT NO. 8

INTRODUCTION

      This Amendment No. 8 relates to the Schedule 13D originally filed on behalf of Patrick E. Malloy (the "Reporting Person") with the Securities and Exchange Commission on October 28, 1999. The text of Item 5, Item 6 and Item 7 of the Schedule 13D is hereby amended as follows:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Corporation's Form 10-Q for the quarterly period ended March 31, 2003, as of May 8, 2003 the Corporation had issued and outstanding 18,039,482 shares of Common Stock.

The Reporting Person is the beneficial owner of 3,977,239 shares of Common Stock or 22.0% of the outstanding Common Stock, consisting of: (a) 3,322,639 shares of common stock held by Patrick E. Malloy on his own behalf, (b) 50,676 shares of common stock issuable upon conversion of 122,850 shares of Series A preferred stock, (c) warrants to purchase 330,000 shares of common stock, (d) 74,850 shares of common stock held in a trust for the benefit of Katherine C. Malloy,
(e) 9,712 shares of common stock issuable upon conversion of 23,545 shares of Series A Convertible Preferred Stock held in a trust for the benefit of Katherine C. Malloy, (f) 74,850 shares of common stock held in a trust for the benefit of Maggie Malloy, (g) 9,712 shares of common stock issuable upon conversion of 23,545 shares of Series A Convertible Preferred Stock held in a trust for the benefit of Maggie Malloy, and (h) options to purchase 10,000 shares of common stock,(i) power of attorney over 47,400 shares owned by Maggie Malloy, and (j) power of attorney over 47,400 shares owned by Katherine Malloy.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 3,882,439 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 3,882,439 shares of Common Stock.

(c) On May 19, 2003, the Reporting Person purchased 837,180 shares of Common Stock at a purchase price of $3.00 per share pursuant to the Purchase Agreement described in Item 6 below.

On May 19, 2003, the Reporting Person's daughter, Maggie Malloy, puchased 47,400 shares of Common Stock at a purchase price of $3.00 per share pursuant to the Purchase Aggeement described in Item 6 below, to which the Reporting Person has power of attorney.

On May 19, 2003, the Reporting Person's daughter, Katherine Malloy, puchased 47,400 shares of Common Stock at a purchase price of $3.00 per share pursuant to the Purchase Aggeement described in Item 6 below, to which the Reporting Person has power of attorney.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person entered into a Purchase Agreement, dated as of May 9, 2003, by and among Hambrecht & Quist Guaranty Finance, LLC, Donald M. Campbell, Alps Investments, LLC, Campbell Associates, Donald M. Campbell Money Purchase Pension Plan, Daniel H. Case III Living Trust U/A Dated 7/17/00, Estate of Daniel H. Case III, Stacey B. Case Living Trust, Michael D. Fulton, Katheryn
E. Cole, Laurence L. Spitters (collectively, the "H&Q Parties"), El Coronado Holdings, LLC, the Reporting Person, Muscular Dystrophy Association,

CUSIP NO. 382410   10   8                              PAGE 4 OF 6 PAGES


Louis Benzak, John Callaghan, Ted Hartley, Maggie Malloy, Katherine Malloy, Sheldon Appel, Michael Corbett, Neil Rego, The Gerald and Gloria Lushing Trust of 1982, Walter G. Goodrich, Robert C. Turnham (collectively, the "Buyers"), Goodrich Petroleum Corporation (the "Company") and Guaranty Finance Management, LLC, solely in its capacity as the Hambrecht & Quist Representative ("Guaranty Finance"). Pursuant to the Purchase Agreement, the Reporting Person purchased 837,180 shares of Common Stock from the H&Q Parties. Also, pursuant to the Purchase Agreement, the Reporting Person:


(a) Granted to each H&Q Party the right and option at any time during the period beginning on December 29, 2003 and ending at 8:00 P.M., New York City time, on January 5, 2004 to require the Reporting Person to purchase and acquire from such H&Q Party up to 312,250 shares of Common Stock and/or Warrants to Purchase Shares of Common Stock. The purchase price per share of Common Stock will equal the greater of (i) $2.05 and (ii) the lesser of 90% of (A) the Volume Weighted Average Price (as defined below) for the twenty trading days immediately preceding December 29, 2003 and (B) $4.50 (the "First Put Common Stock Price"). "Volume Weighted Average Price" means during the relevant period, the quotient of (x) the aggregate sale price for all shares of Common Stock traded on the New York Stock Exchange, divided by (y) the aggregate number of shares of Common Stock traded on the New York Stock Exchange. The purchase price for each Warrant will equal the First Put Common Stock Price per share of Common Stock under the Warrant minus the per share exercise price of the Warrant.

(b) Granted to each H&Q Party the right and option at any time during the period beginning on March 29, 2004 and ending at 8:00 P.M., New York City time, on April 2, 2004 to require the Reporting Person to purchase and acquire from such H&Q Party up to 312,250 shares of Common Stock and/or Warrants to Purchase Shares of Common Stock. The purchase price per share of Common Stock will equal the greater of (i) $2.05 and (ii) the lesser of 90% of (A) the Volume Weighted Average Price for the twenty trading days immediately preceding March 29, 2004 and (B) $4.50 (the "Second Put Common Stock Price"). The purchase price per Warrant will equal the Second Put Common Stock Price per share of Common Stock under the Warrant minus the per share exercise price of the Warrant.

(c) Granted to each H&Q Party the right and option at any time during the period beginning on June 28, 2004 and ending at 8:00 P.M., New York City time, on July 2, 2004 to require the Reporting Person to purchase and acquire from such H&Q Party up to 312,250 shares of Common Stock and/or Warrants to Purchase Shares of Common Stock. The purchase price per share of Common Stock will equal the greater of (i) $2.05 and (ii) the lesser of 90% of (A) the Volume Weighted Average Price for the twenty trading days immediately preceding June 28, 2004 and (B) $4.50 (the "Third Put Common Stock Price"). The purchase price per Warrant will equal the Third Put Common Stock Price per share of Common Stock under the Warrant minus the per share exercise price of the Warrant.

(d) The H&Q Parties granted to the Reporting Person the right and option at any time during the period beginning on January 6, 2004 and ending at 8:00 P.M., New York City time, on January 12, 2004 to require the H&Q Parties to sell to the Reporting Person up to

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CUSIP NO. 382410   10   8                              PAGE 5 OF 6 PAGES


312,250 shares of Common Stock and/or Warrants to Purchase Shares of Common Stock. The purchase price per share of Common Stock will equal the greater of
(i) $2.05 and (ii) the lesser of 90% of (A) the Volume Weighted Average Price for the twenty trading days immediately preceding December 29, 2003 and (B) $4.50 (the "First Call Common Stock Price"). The purchase price per Warrant will equal the First Call Common Stock Price per share of Common Stock under the Warrant minus the per share exercise price of the Warrant.

(e) The H&Q Parties granted to the Reporting Person the right and option at any time during the period beginning on April 5, 2004 and ending at 8:00 P.M., New York City time, on April 9, 2004 to require the H&Q Parties to sell to the Reporting Person up to 312,250 shares of Common Stock and/or Warrants to Purchase Shares of Common Stock. The purchase price per share of Common Stock will equal the greater of (i) $2.05 and (ii) the lesser of 90% of (A) the Volume Weighted Average Price for the twenty trading days immediately preceding March 29, 2004 and (B) $4.50 (the "Second Call Common Stock Price"). The purchase price per Warrant will equal the Second Call Common Stock Price per share of Common Stock under the Warrant minus the per share exercise price of the Warrant.

(f) The H&Q Parties granted to the Reporting Person the right and option at any time during the period beginning on July 6, 2004 and ending at 8:00 P.M., New York City time, on July 12, 2004 to require the H&Q Parties to sell to the Reporting Person up to 312,250 shares of Common Stock and/or Warrants to Purchase Shares of Common Stock. The purchase price per share of Common Stock will equal the greater of (i) $2.05 and (ii) the lesser of 90% of (A) the Volume Weighted Average Price for the twenty trading days immediately preceding June 28, 2004 and (B) $4.50 (the "Third Call Common Stock Price"). The purchase price per Warrant will equal the Third Call Common Stock Price per share of Common Stock under the Warrant minus the per share exercise price of the Warrant.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Purchase Agreement, dated as of May 9, 2003, by and among the H&Q Parties, the Buyers, the Company and Guaranty Finance.


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CUSIP NO. 382410   10   8                              PAGE 6 OF 6 PAGES


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 21, 2003



                                           /s/ Patrick E. Malloy
                                          ------------------------------------
                                          PATRICK E. MALLOY